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STEPHEN FERRARA

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+1 617 728 7134 Direct
+1 617 275 8418 Fax

February 24, 2014

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (SEC Files Nos. 333-02381 and 811-07589) and The Hartford Mutual Funds II, Inc. (SEC File Nos. 002-11387 and 811-00558) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me, Alice Pellegrino, Lisa Zeises and Adam Shoffner on February 3, 2014 with respect to The Hartford Mutual Funds, Inc. Post-Effective Amendment No. 121 and The Hartford Mutual Funds II, Inc. Post-Effective Amendment No. 122, each filed on December 19, 2013. On behalf of each Registrant, we have reproduced your comments below and provided the Registrants’ responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Prospectuses.

Prospectus

General Comments

1.              Comment:                                     Please confirm that each staff comment applicable to more than one fund will be implemented with respect to each fund to which it applies.

Response:                                        The Registrants confirm that each staff comment applicable to more than one fund will be implemented with respect to each fund to which such comment applies.

2.              Comment:                                     Please confirm that the 485(a) registration statement filing for each Registrant is available and accessible to the public on the Securities and Exchange Commission’s (“SEC”) EDGAR website.

Response:                                        The Registrants confirm that the 485(a) registration statement filings are available and accessible to the public on the SEC EDGAR website.

3.              Comment:                                     For all funds where the Principal Investment Strategy section indicates that the fund may invest in equity securities, please disclose the market capitalization of the securities in which the fund invests. If there is no limitation on the market capitalization of the securities in which the Fund may invest, please state that the fund may invest in securities of any market capitalization.

Response:                                        The Registrants have revised the disclosure consistent with this comment.

4.              Comment:                                     For all funds where the Principal Investment Strategy section indicates that the fund may invest in fixed-income securities, please disclose the quality and maturity of the fixed-income securities in which the fund invests.

Response:                                        The Registrants have revised the disclosure consistent with this comment.

5.              Comment:                                     With respect to each fund’s expense table, please revise the “Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)” line item for Class A shares to reflect “1.00%” and revise the accompanying footnote to indicate that such deferred sales charge only applies for investments over $1 million.

Response:                                        Shareholders of a fund are generally not subject to a contingent deferred sales charge (“CDSC”) on redemptions of Class A shares.  However, investments of $1 million or more in Class A shares — which qualify for a full waiver of the Class A shares’ front end sales charge — are subject to a CDSC of 1.00% on any shares sold within 18 months of purchase.  This fact is disclosed in the How Sales Charges are Calculated section of each fund’s Prospectus.  The Registrants believe disclosure of this 1.00% CDSC is material to investors but believes that it is inappropriate to identify such CDSC in the table as the Class A shares maximum deferred sales charge given that most shareholders will never be required to pay such sales charges.  Prior to the introduction of the summary prospectus, the Registrants had only disclosed the Class A shares 1.00% CDSC in a footnote to the expense table.  In its implementation of the summary prospectus, the Registrants removed the footnote and included a cross reference to the disclosure of the Class A shares 1.00% CDSC in the How Sales Charges are Calculated section of the Prospectus in the narrative introduction to a fund’s expense table.  When the SEC staff indicated in its comments to the Registrants’ summary prospectus that such language in the introduction to the expense table is not permitted by Form N-1A, the Registrants removed the cross-reference and added the parenthetical in the expense table indicating that no deferred sales charge applies to Class A investments of under $1 million.  As a result of certain limitations imposed by XBRL, the Registrants had proposed to revert to using only a footnote to disclose this CDSC as part of a previous annual update to the Registrants’ registration statements.  However, the Registrants again received a comment from the SEC staff indicating that the footnote could only be included to the extent the sales charges referred to in the footnote were included in the expense table.  Accordingly, in order to address the staff comment, the Registrants reinserted the parenthetical to the expense table indicating that there is no deferred sales charge for Class A shares where under $1 million is invested, such that the deferred sales charge is included in the table.  As indicated above, the Registrants believe that further revision to the expense table to reflect a 1.00% deferred sales charge would be inappropriate and potentially misleading.  For these reasons, the Registrants respectfully decline to make the proposed change.

6.              Comment:                                     With respect to the expense reimbursement arrangements disclosed in the footnotes to each fund’s expense table, please delete the disclosure indicating that certain arrangements will renew automatically for one-year terms.

Response:                                        The Registrants note that Instruction 3(e) to Item 3 of Form N-1A permits a fund to reflect expense reimbursement arrangements that will be in effect for no less than one year from the effective date of the registration statement in a fund’s expense table provided that the fund also discloses the period for which the arrangement is expected to continue and describes who can terminate the arrangement and under what circumstances.  The Registrants believe that their current disclosure is consistent with this requirement, as it describes the fact that the arrangements are in effect for a specific one-year term but are also effectively ongoing for successive one-year terms unless terminated by the reimbursing party prior to the start of the following one-year term or by the fund’s Board of Directors.  For this reason, the Registrants respectfully decline to make the proposed change.

7.              Comment:                                     With respect to each fund’s expense table, please confirm that any expense reimbursement agreement disclosed in the table and the footnotes thereto will be in effect for no less than one year from the date of the Prospectus.

Response:                                        The Registrants confirm that each expense reimbursement agreement disclosed in the expense table will be in effect for no less than one year from the date of a fund’s Prospectus.

8.              Comment:                                     Please confirm supplementally that the expenses set forth in the Expense Example reflect the impact of any contractual limitations on operating expenses set forth in the fund’s the Annual Fund Operating Expenses table and accompanying footnote only for the initial period set forth in the footnote.

Response:                                        The Registrants confirm that each fund’s Expense Example reflects the impact of any contractual limitations on operating expenses set forth in the fund’s Expense table and accompanying footnote only for the initial period set forth in the footnote.

9.              Comment:                                     With respect to the Past Performance section of each fund’s Prospectus, please confirm that the highest and lowest quarterly results do not fall outside the periods shown in the bar chart.

Response:                                        The Registrants confirm that the highest and lowest quarterly results that will be displayed in each fund’s Past Performance section will not fall outside the periods shown in the bar chart.

10.       Comment:                                     With respect to each fund’s summary section, please delete any cross-references to other portions of the Prospectus.

Response:                                        While the Registrants recognize that Form N-1A does not require all such references, the Registrants believe that the additional disclosure in the statutory prospectus provides shareholders with important information regarding a fund and that omitting those references not required by Form N-1A may suggest to shareholders that all information relating to a fund is contained in the summary section.  Accordingly, the Registrants respectfully decline to delete the cross-references not required by Form N-1A, but have revised all of the cross-references to expressly refer to the “statutory prospectus” in response to this comment.

11.       Comment:                                     In each instance where the fund has changed its benchmark, please confirm that both indices were in the Average Annual Total Returns table and that a discussion of the reasons for the change was included in the Prospectus.

Response:                                        The Registrants confirm that in each instance where a fund has changed its benchmark, the Registrants have included both indices in the Average Annual Total Returns table and have included a discussion of the reasons for the change in the Prospectus.

12.       Comment:                                     With respect to each fund, please confirm supplementally whether any advance notice to shareholders is required prior to a change in a fund’s investment goal. If so, please indicate the notice period in the fund’s Prospectus.

Response:                                        Each fund’s investment goal is non-fundamental and, accordingly, may be changed without shareholder approval.  The funds are not required to provide advance notice in the event of a change in the fund’s investment goal.  Accordingly, the Registrants will consider whether advance notice to shareholders is appropriate based on the nature and extent of the change.

13.       Comment:                                     If a fund sells credit default swaps, please clarify supplementally whether such fund covers the full notional amount of the underlying instrument when selling credit protection. In this regard, the SEC staff expects that a fund will cover the full notional value of the swap.

Response:                                        It is the current policy of the Hartford Funds to cover the full notional value of the swap agreement where a fund writes protection by means of a credit default swap.

14.       Comment:                                     If a fund invests in total return swaps, please confirm that such fund is aware of the following: (i) Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”); (ii) that the staff’s position regarding asset coverage is under review; and (iii) that the staff could issue future guidance related to asset coverage, which could impact the manner in which the fund operates.

Response:                                        The Registrants confirm that they are aware of (i) Release 10666; (ii) that the staff’s position regarding asset coverage is under review; and (iii) that the staff could issue future guidance related to asset coverage, which could impact the manner in which a fund operates.

15.       Comment:                                     With respect to each fund’s shareholder fee table, please consider deleting the Exchange Fees line item.

Response:                                        Item 3 of Form N-1A states that a fund should include in the shareholder fee table certain fees applicable to a shareholder’s investment in the fund, including “Exchange Fees.” Because this line item is an example of an appropriate line item and the Form does not require that a fund omit any line item for which no fee is charged, the Registrants respectfully decline to delete the line item.

16.       Comment:                                     As a general matter, the staff objects to filing a prospectus under 485(a) with certain incomplete information.  Please explain why certain information was incomplete and the Registrants’ intentions in this regard with respect to future 485(a) filings.  As examples, with respect to Mid Cap Fund and Small/Mid Cap Equity Fund, because the capitalization ranges were omitted from the Principal Investment Strategies, the staff was unable to assess the appropriateness of the range.

Response:                                        The Registrants endeavor to provide all reasonably available information when submitting a preliminary filing under Rule 485(a). However, Form N-1A requires that certain information be calculated as of the funds’ calendar or fiscal year end. As a result of administrative difficulty or impossibility in preparing and calculating such information prior to submitting the 485(a) filing, this information was not included with the 485(a) filing.

The Registrants will endeavor to include all information that is readily available in future Rule 485(a) filings.

17.       Comment:                                     In the risk disclosure entitled “Use of Cash or Money Market Investments for Temporary Defensive Purposes” in each fund’s Prospectus, please confirm supplementally whether the funds will invest in cash or high quality money market securities solely for temporary defensive purposes.

Response:                                        The Registrants confirm that the funds generally invest in cash or high quality money market securities solely for temporary defensive purposes, although certain funds may invest in such instruments as a secondary investment strategy or for liquidity purposes.

Funds-of-Funds Comments

18.       Comment:                                     With respect to the summary section of each fund-of-funds Prospectus, please clarify how the first sentence in the Portfolio Turnover section is accurate as an underlying fund incurs transaction expenses when buying and selling portfolio securities.

Response:                                        As disclosed in the first sentence in the Portfolio Turnover section of each fund-of-funds Summary Prospectus, no fund-of-funds incurs transaction expenses directly associated with the purchase or sale of underlying Hartford Funds. Although such fund-of-funds may indirectly bear the transaction expenses incurred by such underlying funds as a result of the underlying funds’ portfolio transactions, the Registrants do not believe that the Portfolio Turnover section is an appropriate location for disclosure regarding the underlying funds’ transaction costs, which is included elsewhere in the prospectus.  The funds’ primary investment strategy is the purchase and sale of the underlying funds and the funds do not incur transactions costs related to such investments.  Furthermore, the Registrants note that such underlying fund transaction expenses are captured under the heading Acquired Fund Fees and Expenses in the annual fund operating expenses table. Accordingly, the Registrants respectfully decline to make the proposed change.

19.       Comment:                                     With respect to each fund-of-funds, please include the material risks of investing in the underlying funds in the summary section.

Response:                                        The Registrants have included in the Main Risks section of the summary section of each fund-of-funds’ Prospectus a summary of any specific risks that the Registrants consider to be Main Risks of investing in the fund based on the types of underlying funds in which the fund invests and the percentage of assets generally allocated to such underlying funds. More detailed disclosure of the main risks of investing in the underlying funds is included in the Additional Information Regarding Risks and Investment Strategies section of the Prospectuses. For these reasons, the Registrants respectfully decline to make the proposed changes.

Cayman Subsidiary Comments

20.       Comment:                                     With respect to Global All-Asset Fund and Global Real Asset Fund, the staff notes that the footnote to the Fee waiver and/or expense reimbursement line item of the expense table states that the “waiver [of the Fund’s management fee in the amount paid to the Investment Manager by the Cayman subsidiary] will remain in effect for as long as the Fund remains invested in that subsidiary fund.” Please confirm that this waiver will be in effect for at least one year from the date of the registration statement.

Response:                                        The Registrants note that the fee waivers will remain in effect for each fund so long as the fund invests in its respective Cayman subsidiary (a “Subsidiary”), as is contemplated in each fund’s principal investment strategy. At this time, the Registrants anticipate that each fund will continue to invest in its Subsidiary for at least one year from the effective date of the registration statement. However, the Registrants note that, as a practical matter, the specific date of termination is irrelevant. In this regard, the Registrants note that, if a fund were to cease investing in its Subsidiary during the course of the year, the waiver would no longer be necessary because the fund would no longer incur the previously-waived expenses (i.e., the indirect payment of a management fee with respect to the Subsidiary).

21.       Comment:                                     With respect to Global All-Asset Fund and Global Real Asset Fund, please confirm that each Subsidiary will be managed pursuant to the fund’s compliance policies and procedures, (i.e., that the Subsidiary will be managed subject to the same investment policies and restrictions as well as requirements applying to accounting, affiliated transactions, capital structure and leverage, liquidity, brokerage and valuation as the fund).

Response:                                        The Registrants note that the Prospectuses for the funds include a “Subsidiary Risk” paragraph that discloses that the Subsidiary is not registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and is not subject to all of the investor protections of the Investment Company Act. However, the Investments in the Subsidiary section of the Statement of Additional Information indicates that the Subsidiaries are managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the funds. This disclosure further indicates that, unlike the fund, the Subsidiaries may be concentrated in one or more commodity related instruments, are not subject to diversification requirements, and may invest without limitation in commodity-related instruments.

22.       Comment:                                     With respect to Global All-Asset Fund and Global Real Asset Fund, please confirm that each Subsidiary will enter into an advisory contract pursuant to the requirements of Section 15(a) of the Investment Company Act.

Response:                                        The Registrants respectfully note that the Subsidiaries are not registered investment companies under the Investment Company Act and, therefore, are not required to comply with the requirements of Section 15 thereunder. Accordingly, although the provisions of the Subsidiaries’ advisory contracts are substantially similar to those of the funds, we are unable to confirm that such contracts comply, in all respects, with the requirements of Section 15(a) of the Investment Company Act.

23.       Comment:                                     Please confirm that each Subsidiary will comply with Section 17 of the Investment Company Act regarding the Subsidiary’s custodian and affiliated transactions.  Please also identify the custodian to the Subsidiaries.

Response:                                        The Subsidiaries are not registered investment companies under the Investment Company Act, and are therefore not required to comply with the requirements of the Investment Company Act applicable to registered investment companies.  However, as noted above in response to Comment 21, the Subsidiaries are managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the funds.

The Registrants note that each Subsidiary has the same custodian as the funds.

24.       Comment:                                     Please confirm whether the Global All-Asset Fund and Global Real Asset Fund have obtained a private letter ruling with respect to each Subsidiary and, if not, what is the basis for determining that undistributed income is qualifying income to each fund for purposes of Subchapter M of Chapter 1 of the Internal Revenue Code of 1986, as amended.

Response:                                        The Registrants confirm that the Global All-Asset Fund and Global Real Asset Fund have obtained a private letter ruling with respect to each Subsidiary. In this regard, the Registrants note that the Fund Distributions and Tax Matters section of the funds’ respective Prospectuses currently states:

“The Fund has received a private letter ruling from the IRS which concludes that income from certain commodity index-linked notes is qualifying income and that income derived from the Fund’s investment in the Subsidiary will also constitute qualifying income to the Fund, even if the Subsidiary itself owns commodity-linked swaps.”

25.       Comment:                                     Please disclose, as appropriate, whether each Subsidiary’s principal investment strategy and risks constitute principal investment strategies and risks of its respective fund.

Response:                                        The Registrants note that the Prospectuses for Global All-Asset Fund and Global Real Asset Fund include a “Subsidiary Risk” paragraph that discloses that each fund is indirectly exposed to the risks associated with its respective Subsidiary’s investments.  The Registrants also note that the “Investments in the Subsidiary” section of the Statement of Additional Information indicates that, although the Subsidiaries are managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the funds, unlike the funds, the Subsidiaries may be concentrated in one or more commodity related instruments, are not subject to diversification requirements, and may invest without limitation in commodity-related instruments.  As each Subsidiary’s principal investment strategy and risks do not constitute principal investment strategies and risks of its respective fund, the Registrants respectfully decline to make the proposed change and believe the existing disclosure provides investors with sufficient information about the each fund’s exposure to its Subsidiary.

26.       Comment:                                     With respect to Global All-Asset Fund and Global Real Asset Fund, please disclose whether the financial statements of the Subsidiaries will be consolidated with the financial statements of the funds.

Response:                                        The Registrants note that the Investments in a Subsidiary section of the funds’ Statement of Additional Information states that the financial statements of each Subsidiary will be consolidated with the financial statements of its corresponding fund in that fund’s annual and semi-annual reports.

27.       Comment:                                     Please confirm (supplementally) the following:

a.          Whether all Subsidiary expenses will be included in the fee table for the Global All-Asset Fund and Global Real Asset Fund.

Response:                                        The Registrants confirm that the full amount of each Subsidiary’s expenses will be reflected as an individual line item in the fund’s Annual Fund Operating Expenses table under the heading Other Expenses.

b.          Whether the Global All-Asset Fund and Global Real Asset Fund will consent to service of process on the Subsidiaries and examinations of the Subsidiaries’ books and records.

Response:                                        The Registrants confirm that the funds consent to service of process with respect to the Subsidiaries and examination of the Subsidiaries’ books and records.

c.           Whether the Global All-Asset Fund and Global Real Asset Fund will have each Subsidiary’s board execute the funds’ respective post-effective amendments.

Response:                                        The Registrants respectfully note that the Subsidiaries are not required to execute the funds’ post-effective amendments. The Subsidiaries are not offering their securities in the United States, nor are the Subsidiaries co-issuers of the funds’ securities.

Each Subsidiary was organized solely for the purpose of providing the funds a non-exclusive means by which the funds may advance their investment objectives in compliance with an Internal Revenue Service (“IRS”) revenue ruling, which limited the funds’ ability to gain exposure to the commodities markets through investments in commodity-linked swap agreements.(1)

Section 7(d) of the Investment Company Act prohibits an investment company that is not organized or otherwise created under U.S. law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).(2) In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrants are relying on the Conduit Letters in support of their view that each Subsidiary is not offering its securities in the United States in violation of Section 7(d).(3)

(1)                                 The Registrants note that each fund may also enter into commodity-linked swap agreements directly, but is limited in its ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS issued a private letter ruling to the funds in which the IRS specifically concluded that income derived from each fund’s investment in its Subsidiary will constitute qualifying income to the fund.

(2)                                 See South Asia Portfolio, SEC-No-Action Letter (Mar. 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (Sept. 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

(3)                                 We believe the present situation presents less concern than situations where the staff previously granted no-action relief because of the limited amount of each fund’s assets invested in its Subsidiary. For instance, each fund may invest a maximum of 25% of its assets in its Subsidiary under the terms of its private letter ruling and is limited by the diversification test that must be met to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets is invested in an offshore master fund) in which the SEC staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (Apr. 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

Each fund’s investment in its Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve each fund’s investment objectives in light of an IRS revenue ruling rather than to create a foreign investment vehicle to be marketed to U.S. investors.

The Registrants also believe that each Subsidiary is not a co-issuer of the applicable fund’s securities and, therefore, its directors are not required to sign the fund’s post-effective amendments. The Registrants are aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the Investment Company Act (so-called “master-feeder” or “hub and spoke” funds) the staff requires the acquired fund to sign the registration statement of the acquiring fund. The staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act of 1933]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of the Rule. In a typical master-feeder structure, the staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.(4)

Each Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that each fund’s investment in a Subsidiary is a limited part of its overall investment strategy. The “chief part” of the funds’ business is not the purchase of the securities of the applicable Subsidiary and the sale of its own securities. Rather, the funds’ assets are typically invested outside the Subsidiary. As noted above, only 25% of each fund’s assets may be invested in its Subsidiary. The Registrants maintain that in order to be “the chief part” of one’s business, it must be the predominant activity of the funds.(5) In contrast, in the master-feeder structure, a feeder fund’s sole activity is to

(4)                                 See Letter from Richard Breeden to the Hon. John Dingell (Apr. 15, 1992)(outlining the regulation of master-feeder arrangements under the Investment Company Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (Apr. 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

(5)                                 See e.g., FBC Conduit Trust I, SEC No-Action Letter (Oct. 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrants do not believe that the Subsidiaries can be deemed “co-issuers” under Rule 140 and, thus, are not required to sign the registration statement.

Although the Subsidiaries are not required to sign the registration statement, the Registrants believe that the SEC and the staff will be able to adequately supervise and assert jurisdiction over the activities of each Subsidiary if necessary for the protection of fund investors. First, the Subsidiaries will not be able to engage in any activity that would cause the funds to violate the Investment Company Act pursuant to Section 48(a). Second, although each Subsidiary is organized in the Cayman Islands, the majority of their activities, including investment management, will take place in the United States. Each Subsidiary’s books and records will be maintained in the United States, together with the funds’ books and records, in accordance with Section 31 of the Investment Company Act and the rules thereunder. Custody of each Subsidiary’s assets is maintained in the United States with the funds’ custodian in accordance with Section 17(f) and the rules thereunder.

Fund-Specific Comments

28.       Comment:                                     With respect to the Balanced Fund, please confirm supplementally whether the fund may invest in the equity securities of issuers of any market capitalization. If so, please consider including “Small Cap Stock Risk” as a risk of investing in the fund.

Response:                                        Although the fund is permitted to invest in equity securities of a broad range of market capitalizations, the Registrants note that the fund’s Principal Investment Strategy indicates that the fund tends to focus on large capitalization companies with market capitalizations similar to those of companies in the S&P 500 Index. Because the fund focuses primarily on large capitalization stocks, the Registrants do not believe that “Small Cap Stock Risk” is a principal risk of investing in the fund and have not made any revisions in response to this comment.  However, the Registrants note that “Mid Cap and Small Cap Stock Risk” is listed as an additional risk in the Additional Risks and Investment Information section of the Prospectus.

29.       Comment:                                     With respect to the Balanced Fund, the staff notes that the fund’s Principal Investment Strategy indicates that the fund “will normally invest in a portfolio of between 50% and 70% equity securities, with the balance of its assets invested in debt securities and cash instruments.” Please confirm whether the fund’s portfolio holdings in fixed income securities could decrease below 25%, as any fixed income holdings below this threshold would violate Rule 35d-1 of the Investment Company Act of 1940.

Response:                                        The Registrants confirm that the Balanced Fund’s portfolio holdings in fixed income securities will not decrease below 25% in normal market conditions. Under normal market conditions, the fund seeks to invest 30% to 50% of its assets in such securities.

30.       Comment:                                     With respect to the Balanced Fund, the staff notes that the fund’s Principal Investment Strategy indicates that the fund will invest in a portfolio of between 30% and 50% fixed income securities and that the fund portfolio of fixed-income securities may include “fixed income-related derivatives including futures contracts and swap agreements.” Please describe supplementally how such futures contracts and swap agreements are valued for purposes of this policy.

Response:                                        The Registrants note that fixed income-related derivatives including futures contracts and swap agreements will be valued on a mark-to-market basis for purposes of the Balanced Fund’s policy to invest in a portfolio of between 30% and 50% of fixed income securities.

31.       Comment:                                     With respect to the Emerging Markets Local Debt Fund, the staff notes that the Principal Investment Strategy section indicates that the fund has a policy of investing 80% of its net assets in local currency-denominated emerging markets debt securities, as well as forwards and other derivative instruments that provide market exposure to such securities.  Please describe supplementally how such forwards and other derivative instruments are valued for purposes of the policy.

Response:                                        The Registrants confirm that such forwards and other derivative instruments will be valued on a mark-to-market basis for purposes of the Emerging Markets Local Debt Fund’s 80% policy.

32.       Comment:                                     With respect to the Global Alpha Fund, the staff resubmits its prior comment for the fund to explain the appropriateness of using the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index (the “Index”) as the benchmark index for purposes of calculating the performance adjustment component of the management fee payable by the fund.

Response:                                        As previously discussed in The Hartford Mutual Funds, Inc.’s (“HMF I”) letter to the SEC staff dated November 29, 2012, HMF I continues to believe that the use of the fund’s performance relative to the Index as the basis for calculating the performance adjustment component of the management fee payable to Hartford Funds Management Company, LLC (“HFMC”) is appropriate and consistent with the requirements of Section 205 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and Investment Company Act Release No. 7113 (the “Interpretive Release”).(6)  In particular, the Registrants believe that such use of the Index is appropriate given that:

•                                          the Index is closely aligned with the objective and strategies of the fund, which seeks to provide a positive total return that exceeds the return on 3-Month U.S. Treasury bills over the long term (generally at least three years) regardless of market conditions.  As a result, the use of the Index for purposes of calculating the performance adjustment, when combined with the 1.15% “hurdle”, will properly reward the manager for increases in the fund’s net asset value resulting from the manager’s success in achieving those objectives, and will penalize the manager for failure to achieve those objectives;

•                                          the factors set forth in the Interpretive Release weigh in favor of using the performance of the fund relative to the Index as the basis for calculating the performance adjustment component of the fund’s management fee.  In this regard, no one factor on its own (namely, the types of securities owned) should be viewed as determinative;

•                                          a majority of the fund’s assets consists of Treasury bills, other high quality short-term U.S. government instruments, and other cash instruments.

•                                          HMF I’s Board of Directors (the “Board”) considered whether the Index is an appropriate benchmark for purposes of calculating the performance adjustment in light of the factors discussed in the Interpretive Release, and approved the fund’s management fee, an action consistent with actions taken by boards of other absolute return funds that have a performance fee based on performance relative to Treasury bill indices; and

•                                          the Index and the implications of its use are fully disclosed in the fund’s Prospectus, thereby permitting potential investors to reach their own

(6)                                 Factors to be Considered in Connection with Investment Company Advisory Contracts Containing Incentive Arrangements, Release No. IC-7113 (Apr. 18, 1972).

determinations with respect to use of the Index as a benchmark for calculating the performance adjustment.

33.       Comment:                                     With respect to the Global Capital Appreciation Fund, please confirm supplementally that the voluntary fee waiver of 0.10% has been replaced with a revised fee schedule that includes a 0.10% reduction in the management fee rates at all asset levels.

Response:                                        The Registrants confirm that with respect to the Global Capital Appreciation Fund, the voluntary fee waiver of 0.10% has been replaced with a revised fee schedule that includes reduced management fee rates at all asset levels.

34.       Comment:                                     With respect to the Inflation Plus Fund, please disclose the risks of investing in currencies now that the Principal Investment Strategy states that the fund may opportunistically invest up to 35% of its net assets in other asset classes, including, but not limited to, currencies.

Response:                                        The Registrants have revised the disclosure consistent with this comment.

35.       Comment:                                     With respect to the International Value Fund, please confirm supplementally that the fund’s sub-adviser, Wellington Management Company, LLP (“Wellington Management”), manages all of the fund’s assets.

Response:                                        The Registrants confirm that with respect to the International Value Fund, Wellington Management Company, LLP manages all of the fund’s assets.

36.       Comment:                                     With respect to the International Value Fund, please confirm that the Related Composite Performance adjusted to reflect the operating costs of the fund does not produce better performance than the actual performance of the accounts managed by Wellington comprising the composite.

Response:                                        The Registrants confirm that the Related Composite Performance adjusted to reflect the operating costs of the fund does not produce better performance than the actual performance of the accounts managed by Wellington comprising the composite.

37.       Comment:                                     With respect to Value Fund, the staff notes that the fund’s principal investment strategy indicates that, “[u]nder normal circumstances, the Fund invests at least 80% of its assets in equity securities of companies with market capitalizations above $2 billion.” Please disclose the types of equity securities in which the fund will invest.

Response:            The Registrants believe that the identification of all types of equity securities in which the fund may invest would result in a level of detail that is not required in the summary section. The Registrants further note that the Additional Information Regarding Risks and Investment Strategies section identifies types of securities that are considered “equity securities.” Accordingly, the Registrants respectfully decline to make the proposed change.

Statement of Additional Information

38.       Comment:           With respect to the concentration policy applicable to the fund-of-funds disclosed in the funds’ Statement of Additional Information, please include disclosure that the fund-of-funds will consider the concentration of each underlying fund in which such fund-of-fund invests for purposes of determining the fund-of-fund’s investment concentration.

Response:            The Registrants note that the Fundamental Investment Restrictions section of the funds’ Statement of Additional Information currently states that “[e]ach fund of funds treats the assets of the Underlying Funds in which it invests as its own for purposes of” the fund of funds’ concentration policy.

Sincerely,

/s/ Stephen R. Ferrara

Stephen R. Ferrara

cc:	Alice A. Pellegrino
John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

The Hartford Mutual Funds, Inc.

5 Radnor Corporate Center, Suite 300

100 Matsonford Road

Radnor, PA 19087

February 24, 2014

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589) Post Effective Amendment No. 121 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. O’Neal-Johnson:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises
Assistant Secretary
The Hartford Mutual Funds, Inc.

[HARTFORD LETTERHEAD]

The Hartford Mutual Funds II, Inc.

5 Radnor Corporate Center, Suite 300

100 Matsonford Road

Radnor, PA 19087

February 24, 2014

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             The Hartford Mutual Funds II, Inc. (the “Registrant”) (SEC File Nos. 002-11387 and 811-00558) Post Effective Amendment No. 122 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. O’Neal-Johnson:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises
Assistant Secretary
The Hartford Mutual Funds II, Inc.